Filed Pursuant to

Rule 424(b)(3)

Registration No. 333-157087

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 4 DATED MARCH 1, 2010

TO THE PROSPECTUS DATED AUGUST 6, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 6, 2009, as supplemented by Supplement No. 1 dated August 12, 2009, Supplement No. 2 dated November 20, 2009 and Supplement No. 3 dated January 5, 2010, relating to our offering of up to $2,200,000,000 of shares of our common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•

our offering of up to 11,398,963 shares of our common stock in a private placement pursuant to Regulation S under the Securities Act, which we refer to herein as the “2010 German offering.” The 2010 German offering is an unregistered offering being made solely to non-“U.S. persons,” and is separate and in addition to our ongoing, concurrent public offering; and

•	an update regarding our indebtedness

Status of Our Public Offering

On August 11, 2006, we commenced our initial public offering of up to 85 million shares of common stock, of which 10 million shares were reserved for issuance through our distribution reinvestment plan. Our initial public offering ended on August 11, 2009. We raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares in our initial public offering.

On August 12, 2009, we commenced a follow-on public offering of 220.9 million shares of common stock, of which 20.9 million shares of common stock are being offered under our distribution reinvestment plan. As of February 24, 2010, we had raised gross offering proceeds of approximately $26.1 million from the sale of approximately 2.6 million shares of common stock under our follow-on offering. As of February 24, 2010, approximately 197.4 million shares remained available for sale to the public in our follow-on offering, exclusive of shares available under our distribution reinvestment plan. Unless extended, our follow-on offering is expected to terminate on August 6, 2011.

As of February 24, 2010, we had received aggregate gross offering proceeds of approximately $200.9 million from the sale of approximately 20.1 million shares in our public offerings. After incurring approximately $16.9 million in selling commissions and dealer-manager fees, approximately $2.4 million in other organization and offering expenses, and funding common stock redemptions of approximately $0.6 million pursuant to the share redemption program, as of February 24, 2010, we had raised aggregate net offering proceeds available for investment in properties of approximately $181.0 million, substantially all of which had been invested in timberland properties.

The 2010 German Offering

The 2010 German offering is an unregistered offering being made solely to non-U.S. persons, pursuant to Regulation S under the Securities Act, and is different and separate from our ongoing public offering. The following description highlights the principal terms of the 2010 German offering.

Purchase Price

In our public offering, shares of our common stock are typically sold to investors at a price per share of $10.00 and, after the application of the 7.0% sales commission and the 1.8% dealer manager fee, we receive net proceeds (before expenses) of $9.12 per share. In the 2010 German offering, we are selling up to 10,362,294 shares of our common stock in a primary offering to non-U.S. persons at a price per share of $9.65 and up to 1,036,269 shares of common stock pursuant to our unregistered distribution reinvestment plan at a price per share equal to $9.55. Discounts are available to certain investors. No sales commission or dealer-manager fee is payable in connection with the 2010 German offering; however, we will pay placement agent fees consisting of a transaction fee of $0.25 per share purchased in the 2010 German offering and an annual fee of $0.02 per share purchased in the 2010 German offering as well as a structuring agent fee to Wells Germany GmbH, or Wells Germany, of $0.20 per share. As a result, in respect of those shares of our common stock sold in the 2010 German offering, we will receive net proceeds (before expenses) of $9.20 per share, which is greater than the $9.12 per share that we receive in our public offering after deducting the sales commission and dealer-manager fee.

Use of Proceeds

Assuming that we sell all of the shares offered in the 2010 German offering, we expect our net proceeds from those sales to be approximately $95.3 million, based upon an offering price of $9.65 per share, the placement agent fee of $0.25 per share and the structuring agent fee of $0.20 per share. However, we do not, and cannot, make any assurances that any non-U.S. persons will purchase any minimum number of shares of our common stock, or that the 2010 German offering will result in our receipt of any minimum amount of proceeds.

After paying the placement agent and structuring agent fees, we presently expect to use substantially all of the net proceeds from the 2010 German offering for any of the following purposes:

•	mandatory repayment of our indebtedness;

•	repayment of other indebtedness, including but not limited to, the preferred stock owned by our advisor or its affiliates;

•	the acquisition of additional timberland properties;

•	the payment of fees to our advisor;

•	the repurchase of shares under our share redemption program related to the 2010 German offering; and

•	for general corporate purposes.

Plan of Distribution

The sale of shares of common stock in the 2010 German offering is being made solely to non-U.S. persons. Offers and sales of shares of common stock in the 2010 German offering are not being made through Wells Investment Securities, Inc., the dealer-manager for our public offering, and are not subject to the dealer-manager fee described in the prospectus relating to our public offering; however, we will pay the placement agent and structuring agent fees described above.

Compensation in Connection with the German Offering

Wells Germany will act as the structuring agent for the 2010 German offering. Wells REF indirectly owns a majority interest in Wells Germany, and as such, will participate in the profits earned by Wells Germany in proportion to its majority interest. In the event we sell the maximum number of shares in the 2010 German offering, resulting in our receipt of aggregate gross proceeds of approximately $100 million, Wells REF will receive, in connection with its ownership interest in Wells Germany, gross fees of up to $1.5 million, a portion of which will be used to pay the structuring costs of the 2010 German offering. However, we do not, and cannot, make any assurances that any non-U.S. persons will purchase any minimum number of shares of our common stock, or that the 2010 German offering will result in our receipt of any minimum amount of proceeds.

Expenses in Connection with the German Offering

All parties will generally bear their own legal, accounting and other costs and expenses incurred in connection with the Structuring Agent and Placement Agent Agreements. Therefore, we or Wells REF will generally only be responsible for all legal, accounting, tax and related fees and expenses, including the costs and expenses incurred in connection with the preparation of the confidential placement memorandum and marketing and advertising incurred by us or Wells REF.

Share Redemption Plan

We have adopted a share redemption plan for the 2010 German offering that enables stockholders to sell their shares to us in limited circumstances. Our board of directors may, however, choose to amend its provisions without stockholder approval. The share redemption plan for the 2010 German offering permits stockholders to sell their shares back to us after they have held them for at least one year, subject to the significant conditions and limitations.

The initial redemption price per share under the share redemption plan for the 2010 German offering will be equal to the price offered to participants in the share redemption plan in connection with our public offering, which is currently $9.10. The initial redemption price will remain fixed for one year after we complete our public offering in the U.S. Thereafter, the redemption price will equal 95% of the estimated per share value of our shares, as estimated by our advisor or another firm chosen for that purpose.

Our board of directors may amend, suspend or terminate the share redemption program for the 2010 German offering upon 30 days’ notice. We expect to modify the share redemption plan offered in connection with the 2010 German offering, to reflect any changes made to the share redemption plan offered in connection with our ongoing public offering.

Unregistered Distribution Reinvestment Plan

We maintain an unregistered distribution reinvestment plan that enables stockholders who purchase shares in the 2010 German offering to reinvest cash distributions to purchase additional shares of our common stock pursuant to Regulation S under the Securities Act. The unregistered distribution reinvestment plan with respect to the 2010 German offering is separate and distinct from the distribution reinvestment plan related to our public offering. The purchase price per share in our unregistered distribution reinvestment plan will be equal to the price offered to participants in the distribution reinvestment plan in connection with our public offering, which is currently $9.55 per share.

We will not pay any fees in connection with reinvestments of distributions under our unregistered distribution reinvestment plan. We may amend or terminate the unregistered distribution reinvestment plan at our discretion at any time, provided that any amendment that adversely affects the rights or obligations of a participant (as determined in the sole discretion of the board of directors) will only take effect upon 10 days prior written notice to stockholders. We expect to modify our unregistered distribution reinvestment plan offered in connection with the 2010 German offering, to reflect any changes made to the distribution redemption plan offered in connection with our public offering.

Indebtedness Update

As of February 15, 2010, we held a first mortgage loan in the amount of $201.9 million and a second mortgage loan in the amount of $11.1 million. Our leverage ratio, that is, the ratio of total debt to cost basis of timber assets prior to deducting depletion plus cash and cash equivalents, as of February 15, 2010, was approximately 52%. As of the same date, our debt-to-net assets ratio, defined as our total debt as a percentage of our total gross assets (other than intangibles) less total liabilities, was approximately 124%.

SUPPLEMENTAL INFORMATION — The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated August 6, 2009 and Supplement No. 1 dated August 12, 2009, Supplement No. 2 dated November 20, 2009, Supplement No. 3 dated January 5, 2010 and this Supplement No. 4 dated March 1, 2010.

Supplement No. 1 includes:

•	the status of our public offerings;

•	increased suitability standards for investors in the State of Tennessee;

•	clarifications to certain risk factors;

•	clarifications to the disclosure in the section of the prospectus entitled “Business and Policies – Investment Objectives;” and

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission on August 7, 2009.

Supplement No. 2 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	revised suitability standards for investors in the States of Alabama and Arkansas;

•	a revision to a risk factor on the front cover of the prospectus;

•	a revision to the “Plan of Distribution – Subscription Procedures” disclosure regarding the automatic investment plan for Ohio investors;

•	a revision to the “Management – Legal Proceedings” disclosure regarding the Piedmont Office Realty Trust, Inc. litigation;

•	a revision to the “Risk Factors – Risks Associated with Debt Financing” and “Timberland Investments – Mahrt Timberland – Financing” sections of the prospectus;

•	the amendment and restatement of our distribution reinvestment plan;

•	the amendment and restatement of our independent directors compensation plan; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as filed with the Securities and Exchange Commission on November 13, 2009.

Supplement No. 3 includes:

•	the status of our public offerings;

•	the issuance and sale of additional shares of Series B preferred stock; and

•	a revision to the “Risk Factors – Risks Related to Our Corporate Structure” section of the prospectus.

Supplement No. 4 includes:

•	the status of our public offerings;

•

our offering of up to 11,398,963 shares of our common stock in a private placement pursuant to Regulation S under the Securities Act, which we refer to herein as the “2010 German offering.” The 2010 German offering is an unregistered offering being made solely to non-“U.S. persons,” and is separate and in addition to our ongoing, concurrent public offering; and

•	an update regarding our indebtedness.